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SEC FILE NUMBER

CUSIP NUMBER
981402100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR
For Period Ended:                August 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
 For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

WORKSTREAM INC.

Full Name of Registrant

485 N. Keller Road, Suite 500

Address of Principal Executive Office (Street and Number)

Maitland, FL  32751

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒
(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)

On August 13, 2010, the Registrant completed (a) an exchange of approximately $22.3 million of its senior secured notes for common shares in the Registrant, (b) a private placement of common shares for $1.25 million and (c) an issuance of a new senior secured note in the principal face amount of $750,000.  As a result of the Exchange, the Company’s financial results are subject to significant transaction-related adjustments. Although, the Company has devoted substantial time and effort to incorporate the Exchange related transactions into its Form 10-Q for the quarterly period ended August 31, 2010 (the “Form 10-Q”), the Company has determined that it is unable to file the Form 10-Q by the prescribed due date without unreasonable effort or expense. The Company is in the process of incorporating such adjustments into its Form 10-Q and intends to file its Form 10-Q with the SEC as promptly as practicable. The Company is not presently aware of any circumstances that would prevent it from filing its Form 10-Q on or before the fifth calendar day following the prescribed due date in compliance with Rule 12b-25.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Stacey Gambel	(866) 953-8800 ext 781
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).  Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?  Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                WORKSTREAM INC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date October 15, 2010	By:	/s/ John Long
John Long
Chief Executive Officer